THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

August 6, 2009

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	PSM Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 6, 2009
File No. 333-151807

Dear Mr. Clampitt:

Attached for filing is the third amendment to the above-referenced registration statement on Form S-1 of PSM Holdings, Inc. (the “Company”).  In response to the specific comments in your letter dated August 3, 2009, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

Audited Annual Financial Statements
Statements of Cash Flows, page 3

1.
We note response to comment 21 in your letter dated July 27, 2009.  You have revised the financing section of the statement of cash flows to add two offsetting line items related to the transfer of stock from your President and the share-based payments to branch owners.  This representation appears inappropriate since these are non-cash transactions.  Please revise your statement of cash flows to omit these non-cash line items from the Financing Cash Flows section and to present these transactions in your disclosure of non-cash financing activities in note 3.

RESPONSE:  The statements of cash flows in both the annual and interim financial statements have been revised to remove the transfer of stock from the Company’s President and the share-based payments to branch owners from the financing section.  Note 3 of the annual statements has been revised to present these transactions in the disclosure of non-cash financing activities.  Note 4 of the interim financial statements has been revised to present these transactions as non-cash financing activities.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 7.

Michael R. Clampitt, Senior Attorney
August 6, 2009

2.
We note your response to comment 18 in your letter dated July 27, 2009 and your disclosure that you recognize the fees charged to new branch offices for joining your network when the branch agreement is signed.  In our prior comment we asked that you provide us with an accounting analysis that cites the relevant accounting guidance that supports your revenue recognition policy; however, you did not include the analysis in your response.  Therefore, we again request this analysis.  Please ensure that you include the relevant portions of the branch agreements that are critical in making the accounting judgments.

RESPONSE:  The work papers of the auditors pertaining to this comment are attached hereto and set forth the accounting analysis by them supporting the revenue recognition policy.  The work papers reference FASB 45, Accounting for Franchise Fees, as guidance supporting the accounting policy adopted by the Company.  In addition, the work papers include the relevant paragraph from the form of the branch owner agreements which was used in making the accounting judgment and portions of the reference manual used in connection with their analysis.

In addition to the above changes made in response to the comments from the staff, the only other changes to the filing are described below:

•	The filing date of the amendment and the designation of the amendment number on the cover page of the registration statement have been updated.
•	The reference to Exhibit 10.6 in the Exhibits Table on page II-4 of the registration statement has been updated to incorporate the exhibit by reference to the most recent prior filing.
•	The signature page for the registration has been updated designating the current dates of execution of this amendment by management.
•	An updated and signed consent letter from the auditor has been included as Exhibit 23.1 of the Exhibits Table and has been included with this filing.

Please feel free to contact me if you have any questions in regard to the foregoing responses.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc:	Jeffrey R. Smith, President
James E. Kunko, CFO
Matt McNair, Staff Attorney (w/marked filing and supplemental information)
Mike Volley, Staff Accountant (w/marked filling and supplemental information)

PSM Holdings, Inc.	Workpaper Index:
	Prepared by:	Cindy Bryan
June 30, 2006	Date:	9/23/2006

Purpose:	The purpose of this workpaper is to document our consideration of the accounting treatment for "buy-up" fees.

Procedure:	ACG extracted the total amount of buy-up fees received by Prime Source Mortgage during FYE 06/30/06 and located the information at the following tab: Buy-up Fees'

ACG inquired of Kurt Gass, CFO of the purpose of the "buy-up" fees.   Kurt represents that the buy-up fees are a one time fee paid by the originators to be a part of the PrimeSource network.  Kurt represents that  there is no set buy-up fee, that the fees can range from -0- to $25,000.  Kurt also represents that the fee  is non refundable.

ACG inquired of Kurt Gass, CFO, and he represents that all 'buy-up" fees had been collected as of  June 30, 2006, and that none were outstanding as of that date.  All branches that paid buy-up fees were operating as of June 30, 2006, and no further services related to the "buy-up" fess were yet to be performed.

ACG consulted the WG & L Financial Mgmt Library, GAAP Compliance, GAAP Practice Manual, Part V, Specialized Industries, Chapter 57, Franchising located at workpaper 10-4a This portion of the practice manual draws its guidance from FASB 45 Accounting for Franchise Fees.

The Network Office Agreement between PrimeSource Mortgage, Inc. and the branches does not specifically call the fees "franchise" fees, however, the substance of the transaction appears to be consistent with this type of treatment. The above guidance states that revenue from individual franchise sales should be recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

In order to determine if the services have been substantially performed ACG asked the following tests:

1	Does PrimeSource have any remaining intent to refund any cash received or forgive any unpaid amounts? No
As stated above, Kurt represents that the fee is non-refundable.  ACG did not see any evidence to the contrary in the contract, thus the fee appears to be non-refundable. 10-4a

2	Have substantialy all of the initial services been performed? Yes
As stated above, all branches who paid "buy-up" fees were operating by June 30, 2006, thus all services are assumed to have taken place. 10-4a

3	Do any other material conditions or obligations related to the determination of any substantial performance exist? No
There is nothing in the Network Agreement that indicates there are additional material conditions or obligations yet to be performed after the initial  set-up period.

Based on the representations of Kurt Gass above, and the guidance of FASB 45, it appears that the buy-up fees should be recognized as revenue when they are received.

Conclusion:	Buy-up fees are included in Branch Revenue in the Company's financial statements. Accordingly, ACG will not propose an entry to reclassify them to another revenue line item.
Based on the testwork above, it appears that the buy-up fees are properly recorded in the financial statements as of June 30, 2006.

Excerpt from contract:

Originator will receive fifty percent (50%) of gross commissions (“Commission Plan A”).  Once gross commissions of $100,000.00 are reached, Originator shall be entitled to be compensated under “Commission Plan B” on future gross commissions earned.  Under “Commission Plan B”, Originator shall be entitled to eighty percent (80%) on gross commissions earned, with an additional 10% bought in shares of stock of PSM Holdings, Inc. at market value at the end of each quarter. Payment of those shares will be quarterly, semi-annually, or annually as determined by the Board of Directors of PSM Holdings, Inc.  Mortgage Originator may choose to “buy up” to “Commission Plan B” at any time with a one-time payment of ~~$~~20,000.00.

Checkpoint Contents
WG&L Financial Reporting & Management (FRM) Library
FRM Editorial Materials
GAAP Compliance
GAAP Practice Manual
Part V: Specialized Industries
57: Franchising

Franchising

57.1 APPLICABLE AUTHORITATIVE PRONOUNCEMENTS

SFAS No. 45
CT Fr3

57.2 OVERVIEW

Franchise fee revenue from individual and area franchise sales should be recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Continuing fees should be recorded as revenue when earned, and direct costs should be deferred until the related revenue is recorded. Indirect costs should be expensed when incurred.

57.3 MEASUREMENT PRINCIPLES
57.3.1 Individual Franchise Sales

Franchise fee revenue from an individual franchise sale should ordinarily be recognized (with an appropriate allowance for uncollectible amounts) when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Substantial performance means:
□ The franchisor has no remaining obligation or intent—by agreement, trade practice, or law—to refund any cash received or forgive any unpaid amounts.
□ Substantially all the initial services (e.g., site selection, training, administrative assistance) have been performed.
□ No other material conditions or obligations related to the determination of any substantial performance exists.
If the franchise agreement does not require the franchisor to perform initial services but a practice of voluntarily rendering those services exists or is likely to exist because of business or regulatory circumstances, substantial performance should be assumed only after the services have been performed or reasonable assurance exists that they will be performed. Unless it can be demonstrated that substantial performance has occurred earlier, the time at which the franchise begins operations should be the point at which substantial performance is assumed to have taken place.  The use of the installment or cost-recovery method should be used to account for franchise fee revenue only in exceptional cases when revenue is collected over an extended period of time and no reasonable basis exists for estimating collectibility. (See Section 40, installment accounting and other revenue recognition methods.)  In these circumstances, where a large initial franchise fee is received but continuing franchise fees are insufficient to cover the cost (and a reasonable profit) of continuing services, a portion of the initial fee should be deferred and amortized over the life of the franchise. The portion deferred should be sufficient to cover estimated future costs in excess of continuing fees and to provide a reasonable profit on continuing services.